04015527

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED JUN 28 2004 WASH., D.C. 155

SEC FILE NUMBER
8- 18173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2003 (MM/DD/YY) AND ENDING 04/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRONIN & Co Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 NICOLLET MALL #2520
(No. and Street)

PROCESSED JUL 02 2004 THOMSON FINANCIAL

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KANAE MARTINSON 612-339-8561
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

90 S 7th St. #4200 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlton R. Cronin Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cronin & Co Inc, as of April 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RANAE B MARTINSON
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CRONIN & CO., INC.

Financial Statements with Supplementary Schedules
and Independent Auditors' Report on Internal Controls

April 30, 2004 and 2003

(With Independent Auditors' Report Thereon)

CRONIN & CO., INC.

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors and Stockholders
Cronin & Co., Inc.:

We have audited the accompanying statement of financial condition of Cronin & Co., Inc. (the Company) as of April 30, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of April 30, 2003 were audited by other auditors whose report thereon dated May 23, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cronin & Co., Inc. as of April 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

May 21, 2004

CRONIN & CO., INC.

Statements of Financial Condition

April 30, 2004 and 2003

Assets		**2004**	**2003**
Cash and cash equivalents	$	452,816	2,699,478
Cash, segregated under federal regulations		50,000	50,000
Customer receivables		57,613	320
Interest receivable		52,409	33,935
Securities owned, at market value		5,304,415	2,002,699
Notes receivable from stockholders		275,000	300,000
Property and equipment, at cost (net of accumulated depreciation of $219,088 and $168,046, respectively)		137,382	178,225
Other assets		163,923	176,497
Total assets	$	6,493,558	5,441,154
Liabilities and Stockholders' Equity			
Liabilities:			
Line of credit	$	1,950,000	—
Customer payables		24,686	11,780
Accounts payable		24,980	34,827
Profit sharing contribution payable		85,000	125,000
Accrued compensation and commissions		193,383	325,715
Income taxes payable, including deferred taxes of $13,633		124,697	162,859
Total liabilities		2,402,746	660,181
Commitments and contingencies (note 8)			
Stockholders' equity:			
Common stock, $1 par value. Authorized 26,710 shares, issued and outstanding 17,044 and 18,647 shares, respectively		17,044	18,647
Additional paid-in capital		892,502	423,462
Notes receivable from stockholders		(563,174)	—
Retained earnings		3,744,440	4,338,864
Total stockholders' equity		4,090,812	4,780,973
Total liabilities and stockholders' equity	$	6,493,558	5,441,154

See accompanying notes to financial statements.

CRONIN & CO., INC.

Statements of Income

Years ended April 30, 2004 and 2003

		2004	2003
Revenues:			
Commissions and investment banking	$	3,230,447	3,811,785
Trading gains and losses		143,051	52,438
Interest		237,467	171,165
Total revenues		3,610,965	4,035,388
Expenses:			
Employee compensation and benefits		1,368,455	1,554,665
Commissions		1,080,042	1,061,732
Occupancy and equipment rental		274,907	286,483
Bank and clearing charges		103,907	126,599
Communications		37,704	31,662
Interest		24,828	8,773
Other operating expenses		314,529	327,806
Total expenses		3,204,372	3,397,720
Income before income taxes		406,593	637,668
Provision for income taxes (note 10)		(119,233)	(200,646)
Net income	$	287,360	437,022

See accompanying notes to financial statements.

CRONIN & CO., INC.

Statements of Changes in Stockholders' Equity

Years ended April 30, 2004 and 2003

	Common stock			Additional paid-in capital	Notes receivable from stockholders	Retained earnings	Total stockholders' equity
	Shares		Amount				
Balance, April 30, 2002	21,405	$	21,405	471,134	—	4,507,901	5,000,440
Redemption and retirement of common stock	(4,000)		(4,000)	(324,381)	—	(606,059)	(934,440)
Issuance of common stock	1,242		1,242	276,709		—	277,951
Net income	—		—	—	—	437,022	437,022
Balance, April 30, 2003	18,647		18,647	423,462	—	4,338,864	4,780,973
Redemption and retirement of common stock	(4,520)		(4,520)	(273,930)	—	(881,784)	(1,160,234)
Issuance of common stock	2,917		2,917	742,970	—	—	745,887
Notes receivable from stockholders	—		—	—	(563,174)	—	(563,174)
Net income	—		—	—	—	287,360	287,360
Balance, April 30, 2004	17,044	$	17,044	892,502	(563,174)	3,744,440	4,090,812

See accompanying notes to financial statements.

CRONIN & CO., INC.

Statements of Cash Flows

Years ended April 30, 2004 and 2003

		2004	2003
Operating activities:			
Net income	$	287,360	437,022
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation expense		51,042	43,562
Loss on disposals of equipment		2,278	2,867
Changes in operating assets and liabilities:			
Cash, segregated under federal regulations		—	(26,639)
Net receivables from brokers and dealers		—	10,618
Net receivables from customers		(44,387)	62,219
Interest receivable		(18,474)	29,731
Securities owned		(3,301,716)	2,532,228
Other assets		12,574	2,347
Accounts payable		(9,847)	(144)
Profit sharing contribution payable		(40,000)	58,583
Accrued compensation and commissions		(132,332)	97,153
Income taxes payable, including deferred taxes		(38,162)	121,494
Net cash provided by (used in) operating activities		(3,231,664)	3,371,041
Investing activities:			
Purchases of fixed assets		(12,477)	(168,251)
Proceeds from the sale of fixed assets		—	400
Payment (issuance) of notes receivable from stockholders		(538,174)	15,000
Net cash used in investing activities		(550,651)	(152,851)
Financing activities:			
Increase (decrease) in line of credit		1,950,000	(300,000)
Proceeds from the issuance of common stock		745,887	277,951
Redemption and retirement of common stock		(1,160,234)	(934,440)
Net cash provided by (used in) financing activities		1,535,653	(956,489)
(Decrease) increase in cash		(2,246,662)	2,261,701
Cash and cash equivalents – beginning of year		2,699,478	437,777
Cash and cash equivalents – end of year	$	452,816	2,699,478
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	24,589	8,773
Income taxes		158,749	79,152

See accompanying notes to financial statements.

(1) Description of Business

Cronin & Co., Inc. (the Company) was incorporated in 1974. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). The Company engages in the business of acting as a dealer in municipal bonds and other fixed income securities. The Company also acts as an underwriter, co-underwriter, and selling group participant of competitive and negotiated municipal bond offerings. Additionally, the Company is permitted to trade securities for its own account. The Company's corporate offices are located in Minneapolis, Minnesota.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at a high quality financial institution and that no significant credit risk exists with respect to these deposits. At April 30, 2004, the Company had deposits in excess of federally insured amounts aggregating approximately $500,000 at a financial institution.

Cash equivalents represent investments with a maturity of three months or less at the time of purchase.

(c) Customer Receivables

Customer receivables arise from the sale of municipal bonds and other fixed income securities held by the Company. The credit risk is minimized as all sales transactions are collateralized by the securities sold.

(d) Securities Transactions

The Company records securities transactions, including the related revenues and expenses, on a settlement-date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in investment gains and losses. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

The Company believes the municipalities whose securities the Company owns are financially stable and that no significant credit risk exists with respect to these securities or the related interest receivable arising from the holding of the securities.

(Continued)

(e) Property and Equipment

Property and equipment is recorded at cost, net of accumulated depreciation. Depreciation is calculated using an accelerated method based on the estimated useful lives of the assets.

(f) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(g) Reclassifications

Certain amounts in the financial statements for the prior year have been reclassified to conform with the current year presentation.

(3) Cash – Segregated Under Federal Regulations

At April 30, 2004, a cash balance of $55,281 was required to be segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission (SEC). However, at April 30, 2004, $50,000 of cash was segregated in a reserve bank account and pursuant to Rule 15c3-3(e), the Company is allowed two business days to fund the remaining reserve requirement. Subsequently, on May 3, 2004, an additional $50,000 of cash was transferred to the reserve bank account in compliance with Rule 15c3-3(e).

At April 30, 2003, $143,286 was required to be segregated for the benefit of customers under Rule 15c3-3. However, at April 30, 2003, $50,000 of cash was segregated in a reserve bank account. In compliance with Rule 15c3-3(e), an additional $125,000 of cash was transferred to the reserve bank account.

(4) Notes Receivable from Stockholders

At April 30, 2004 and 2003, the Company had notes receivable from stockholders aggregating $275,000 and $300,000, respectively. The note bears interest at 4%, is unsecured, and is due in April 2005. During the years ended April 30, 2004 and 2003, the Company recognized and received $12,222 and $16,116, respectively, of interest income related to the note.

(5) Securities Owned

Marketable securities owned consist of state and municipal obligations at market values of $5,298,415 and $2,002,699 as of April 30, 2004 and 2003, respectively.

Securities not readily marketable include state and municipal obligations (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

This security's estimated fair value was $6,000 as of April 30, 2004 and 2003.

(Continued)

(6) Line of Credit

The Company has a discretionary line of credit principally to finance the Company's securities inventory and customers' unpaid securities. At April 30, 2004, the Company's maximum credit facility was $10,000,000; however, the bank's commitment, as well as the interest rate on outstanding balances, is subject to change on a day-to-day basis. Amounts borrowed under the line fluctuate daily based on the timing of customer and broker-dealer trades and issues underwritten by the Company. At April 30, 2004 and 2003, the outstanding borrowings under this agreement were $1,950,000 and $0, respectively. The line of credit accrues interest at a variable rate and is due on demand. The line of credit expires in November 2004.

At April 30, 2004, the variable rate was 2.02%. The line of credit is collateralized by securities owned with a market value of $2,084,591 at April 30, 2004. The line of credit expires in November 2004 and it is the Company's intent to renew the line of credit at this time.

(7) Employee Benefit Plans

(a) 401(k) Salaried Savings and Profit Sharing Plan

The Company's 401(k) salaried savings and profit sharing plan (the Plan) covers substantially all employees. The Plan allows participants to make contributions of up to 15% of their compensation, not to exceed statutory limits as provided by the Internal Revenue Code. The Company matches 25% of each participant's contribution to the Plan.

The Company may also make additional 401(k) and profit sharing contributions at the discretion of the board of directors. Participants vest immediately in their contributions and become fully vested in the Company's contributions over six years of service. The Company's 401(k) match and discretionary contributions totaled $30,919 and $30,102 as of April 30, 2004 and 2003, respectively. In addition, as of April 30, 2004 and 2003, the Company accrued profit sharing contributions of $85,000 and $125,000, respectively.

(b) Employee Stock Purchase Program

The Company has an employee stock purchase program available to all employees who have been employed by the Company for at least 2 years, are employed by the Company for more than 5 months in any calendar year, and own less than 5% of the total combined voting power or value of all classes of stock. Under the program, employees could elect to withhold up to 15% of their after-tax annual compensation on an annual basis, defined as the "offering period," to purchase the Company's common stock. The purchase price of a share of common stock purchased by a participant is equal to 90% of the lesser of the book value on May 1 or the first day the participant becomes eligible if they are not eligible on May 1 or the book value on the purchase date, which is the last day of the quarter.

Participants in the program may discontinue payroll deductions at any time, and have previously deducted funds returned to them. Also, upon termination of employment, the Company will redeem all common stock held by the terminated employee at a price equal to the book value of the stock on the date of the participant's termination. The Company has reserved 18,000 shares for issuance under

(Continued)

the Plan. For the year ended April 30, 2004, the Company issued 64 shares at a price of $230.75 per share.

(8) Commitments and Contingencies

The Company leases its corporate office under a noncancelable operating lease. In addition, the Company leases quotation trading equipment on a month-to-month basis and also leases a copier under a noncancelable operating lease.

As of April 30, 2004, future minimum lease payments under these leases are as follows:

2005	$	108,340
2006		106,814
2007		41,327
2008		—
2009		—
	$	256,481

Rent expense was $154,392 and $286,483 for the years ended April 30, 2004 and 2003, respectively.

(9) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At April 30, 2004, the Company's net capital of $2,696,019 exceeded the minimum net capital required by $2,446,019. The Company's ratio of aggregate indebtedness to net capital at April 30, 2004 was 0.15 to 1 as compared to a maximum allowable ratio of 15 to 1.

(10) Income Taxes

The income tax provision consisted of the following for the years ended April 30:

		2004	2003
Current income taxes:			
Federal	$	67,000	96,011
State		38,600	68,000
		105,600	164,011
Deferred income tax:			
Federal		11,715	36,635
State		1,918	—
		13,633	36,635
Income tax expense	$	119,233	200,646

(Continued)

The provision for income taxes differs from the expected tax benefit computed by applying the federal corporate tax rate of 34% to income before taxes as follows:

Description		**2004**			**2003**	
Expected federal income tax expense	$	138,242	34.00 %	$	216,192	34.00 %
State taxes, net of federal benefit		26,742	6.58		44,880	7.04
Tax-exempt interest income		(55,632)	(13.68)		(61,700)	(9.68)
Non-deductible expenses		9,881	2.42		1,274	0.11
Effective tax expense and rate	$	119,233	29.32 %	$	200,646	31.47 %

Deferred taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Temporary differences resulted primarily from depreciation on property and equipment. These temporary differences are expected to be reversed over the estimated useful lives of the assets, generally 5 years.

(11) Related Party Transactions

Included in equity are $563,174 and $0 of notes receivable from stockholders relating to the purchases of common stock at April 30, 2004 and 2003, respectively. The notes bear interest at 5%, are secured by the purchased common stock, and are due in June 2013. During the years ended April 30, 2004 and 2003, the Company recognized and received $26,657 and $0, respectively, of interest income related to these notes.

(12) Subsequent Events

On May 21, 2004, the Company purchased and retired 2,000 shares of common stock from a stockholder for a purchase price of $546,000. In addition, on May 24, 2004, the Company sold 176 shares of common stock to a shareholder for a sale price of $48,048.

SUPPLEMENTARY INFORMATION

Schedule I

CRONIN & CO., INC.

Computation of Net Capital Pursuant to Rule 15c3-1

April 30, 2004

Net capital:		
Total stockholders' equity	$	4,090,812
Deductions:		
Total nonallowable assets		1,022,380
Other deductions		100,486
Net capital before haircuts on securities		2,967,946
Haircuts on securities:		
State and municipal obligations		265,096
Corporate obligations		6,831
Net capital	$	2,696,019
Aggregate indebtedness:		
Items included in statement of financial condition:		
Customer payables	$	24,686
Income taxes payable, including deferred taxes		124,697
Accounts payable		24,980
Profit sharing contribution payable		85,000
Accrued compensation and commissions		193,383
Cash, segregated under federal regulations		(50,000)
Total aggregate indebtedness	$	402,746
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Excess net capital	$	2,446,019
Ratio of net capital to aggregate indebtedness		0.15:1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of April 30, 2004):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	3,263,426
Net audit adjustment to notes receivable from stockholders		(563,174)
Net audit adjustment to deferred tax liability and income tax payable		(4,233)
Net capital per above	$	2,696,019
Total aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$	398,513
Net audit adjustment to income tax payable		4,233
Total aggregate indebtedness per above	$	402,746

See accompanying independent auditors' report.

Schedule II

CRONIN & CO., INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

April 30, 2004

Credit Balances:		
Free credit balances and other credit balances in customers' security accounts	$	109,686
Total credits	$	109,686
Debit Balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$	57,613
Less 1% reduction (a)		576
Total debits	$	57,037
Reserve Computation:		
Excess of total credits over total debits	$	52,649
Reserve requirement (b)	$	55,281
Cash, segregated for the exclusive benefit of customers:		
Balance at April 30, 2004	$	50,000
Additional collateral deposited on May 3, 2004, pursuant to April 30, 2004 computation	$	50,000

(a) As the Company computes net capital under the standard method, debit balances in customers' cash and margin accounts are required to be reduced by 1%.

(b) As the Company computes the reserve requirement monthly, the required reserve balance should not be less than 105% of the excess of total credits over total debits.

There were no material differences between the audited computation of reserve requirements included in this report and the corresponding schedule included in the Company's unaudited April 30, 2004 Part IIB FOCUS filed May 10, 2004.

See accompanying independent auditors' report.

Schedule III

CRONIN & CO., INC.

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3

April 30, 2004

		Market value	Number of items
Customers' fully paid and excess margin securities not in the Company's possession or control as of April 30, 2004 (for which instructions to reduce to possession or control has been issued as of April 30, 2004 but for which the required action was not taken within the time frames specified under Rule 15c3-3):	$	—	—
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of April 30, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3		—	—

See accompanying independent auditors' report.

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on
Internal Controls Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Cronin & Co., Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of Cronin & Co., Inc. (the Company) for the year ended April 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Company's designated self-regulatory organization, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 21, 2004